Exhibit 99.1

New Gold Successfully Completes Acquisition of Rainy River

(All figures are in Canadian dollars unless otherwise indicated)

October 16, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces that it has successfully completed its compulsory acquisition of the approximately 2.5% of the outstanding shares of Rainy River Resources Ltd. (“Rainy River”) not previously acquired by New Gold. As of the close of business on October 15, 2013, New Gold became the registered owner of 100% of the outstanding shares of Rainy River.

Rainy River shareholders who disposed of their shares in the compulsory acquisition, and who elected, or were deemed to have elected, the cash option will receive $2.00 in cash and 0.239 New Gold shares for each Rainy River share. Those who elected the share option will receive 0.5 New Gold shares for each Rainy River share. New Gold will pay an aggregate of approximately $5.6 million and issue approximately 0.7 million New Gold shares in connection with the compulsory acquisition.

Rainy River shareholders who have not delivered their share certificate(s) and properly completed letter of transmittal to Computershare Trust Company of Canada at the office specified in the Notice of Compulsory Acquisition dated August 12, 2013 must do so in order to receive the cash and New Gold shares to which they are entitled. Such Rainy River shareholders will be deemed to have elected the cash option. The Notice of Compulsory Acquisition and accompanying letter of transmittal is available under Rainy River’s profile at www.sedar.com.

“We are pleased to have completed the acquisition of Rainy River and look forward to advancing it through the various stages of development,” stated Randall Oliphant, Executive Chairman. “As we have managed to do through the development of Mesquite, Cerro San Pedro and, most recently, New Afton, we see scope to add significant value to this project as we continue to move it forward.”

The company is in the process of completing its detailed review and update of the Rainy River feasibility study as well as advancing the permitting efforts for the project.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation. Forward looking statements in this news release include statements regarding advancement of the development of Rainy River. All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; price volatility in the spot and forward markets for commodities; discrepancies between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:
New Gold Inc.
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com